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                              December 26, 2023

       Jason D. Hanson
       Chief Executive Officer
       enGene Holdings Inc.
       4868 Rue Levy, Suite 220
       Saint-Laurent, QC H4R 2P1
       Canada

                                                        Re: enGene Holdings
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 15,
2023
                                                            File No. 333-275700

       Dear Jason D. Hanson:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 8, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your revisions in response to prior comment 1, please continue to revise to disclose the
effective price per share paid for the common shares issued to the investors in the PIPE Financing
and to the investors party to the Non-Redemption Agreement.
   2. We note your revisions in response to prior comment 2 but do not see related disclosure in the prospectus summary
or risk factors as requested. Please advise or revise as
                                                        appropriate. In
addition, as applicable, and as requested by prior comment 2, describe the impact on your
liquidity and update the discussion on the ability of your company to fund your operations on a
prospective basis with your current cash on hand.
 Jason D. Hanson
FirstName LastNameJason   D. Hanson
enGene Holdings  Inc.
Comapany26,
December  NameenGene
              2023      Holdings Inc.
December
Page 2    26, 2023 Page 2
FirstName LastName
Risk Factors
Certain existing securityholders acquired their securities in enGene at prices below the current trading price of such securities..., page 83

3. We note this risk factor provided in response to prior comment 4. As requested by that comment, also disclose that even though the current trading price is
below the SPAC   s
         IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
       Please contact Tamika Sheppard at 202-551-8346 or Tim Buchmiller at 202-551-3635
with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Howard A. Kenny, Esq.